Jumia Technologies AG

Skalitzer Straße 104

10997 Berlin

Germany

March 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2020 of Jumia Technologies AG

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Jumia Technologies AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 12, 2021.

Sincerely,

Jumia Technologies AG

/s/ Jeremy Hodara

Name: Jeremy Hodara
Title: Co-Chief Executive Officer and Member of the Management Board